UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

DOCUMENT SECURITY SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

25614T200
(CUSIP Number)

Heng Fai Ambrose Chan

c/o Singapore eDevelopment Limited

7 Temasek Boulevard #29-01B, Suntec Tower One

Singapore 038987

011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25614T200

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,936,918 (1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
1,936,918(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,936,918(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.04%(2) **See Item 4
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Consists of (a) 59,551 shares of common stock, par value $0.02 per share, of Document Security Systems, Inc. (“Common Stock”) held by Heng Fai Holdings Limited (“Heng Fai Holdings”); (b) 16,667 shares of Common Stock held by BMI Capital Partners International Limited (“BMI Capital”); (c) 22,767 shares of Common Stock held by Hengfai Business Development Pte Ltd. (“Hengfai Business Development”); (d) 451,293 shares of Common Stock held by the Reporting Person; (e) 214,881 shares of Common Stock held by LiquidValue Development Pte Ltd.; and (f) (i) 1,145,834 shares of Common Stock and (ii) 25,925 shares of Common Stock that could be obtained upon the conversion of shares of Series A Convertible Preferred Stock, par value $.02 per share (“Series A Preferred Stock”), beneficially owned by the Reporting Person, held by Global Biomedical Pte. Ltd. (“Global Biomedical”).

(2) Based on 5,836,212 shares of Common Stock outstanding.

CUSIP No. 25614T200

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Biomedical Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,171,759
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
1,171,759
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,171,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Includes 25,925 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock, beneficially owned by the Reporting Person.

(2) Based on 5,836,212 shares of Common Stock outstanding.

This Amendment No.10 on Schedule 13D amends and restates the statement on Schedule 13D, filed with the SEC on September 15, 2017, as amended by Amendment No. 1, filed with the SEC on July 6, 2018, Amendment No. 2, filed with the SEC on December 18, 2018, Amendment No. 3, filed on February 20, 2019, Amendment No. 4, filed on March 27, 2019, Amendment No. 5, filed on June 11, 2019, Amendment No. 6, filed on July 23, 2019, Amendment No. 7, filed on November 5, 2019, Amendment No 8, filed on March 4, 2020, and Amendment No. 9 on September 1, 2020, which relates to the common stock of the Issuer filed by Heng Fai Ambrose Chan (“the “Reporting Person”).

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No.10 to the Schedule 13D relates is the common stock, $0.02 par value per share, of Document Security Systems, Inc. (“Common Stock”), a New York Corporation (the “Issuer”). The principal offices of the Issuer are located at 200 Canal View Boulevard, Suite 300, Rochester, NY 14623.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to include the following:

On October 16, 2020, Global Biomedical converted an aggregate of 4,293 shares of Series A Convertible Preferred Stock into 662,500 shares of the common stock of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

The Issuer has announced that its long-term plans for Impact BioMedical include taking it public through an initial public offering (“IPO”). As previously announced, in concert with this IPO, the Issuer anticipates a proposed two-part dividend of Impact BioMedical shares to its shareholders (except to controlling shareholders of the Issuer and the Reporting Persons’ group of companies), whereby for every one the Issuer’s shares of common stock held, the shareholder would be entitled to a bonus of four shares of Impact Biomedical common stock, referred to as the Bonus Shares. The first tranche of the planned Bonus Share dividend intends to provide shareholders with two shares of Impact BioMedical for every share of the Issuer they hold. The Issuer’s Board of Directors has set a record date of September 7, 2020 for this initial tranche. The second tranche of the planned Bonus Share dividend is expected to provide an additional two shares of Impact BioMedical to the Issuers shareholders of record on the date of the proposed IPO of Impact BioMedical. While there can be no assurance that Impact BioMedical will be taken public and/or that any Bonus Share distribution will occur, particularly due to unforeseen circumstances including fulfilling the pre-requisite criteria during the IPO application process and market forces beyond the Issuer’s control, it is the intention of management and the Board of the Issuer to take Impact BioMedical public and to reward the Issuer’s shareholders via the issuance of Bonus Shares.

In connection with the Share Exchange, on August 18, 2020, the Issuer filed a Certificate of Amendment of its Certificate of Incorporation (the “Certificate of Amendment”) to increase the authorized the number of authorized shares of the Issuer, including 200,000,000 shares of Preferred Stock, with a par value of $0.02, of which 46,868 shares were designated Series A Preferred Stock. Under the terms of the Share Exchange, Global Biomedical received 46,868 newly issued shares of the Issuer’s Series A Preferred Stock with a stated value of $46,868,000, or $1,000 per share. The Series A Preferred Stock is convertible into shares of common stock of the issuer, at an initial conversion price of $6.48 per share, subject to a 19.9% beneficial ownership conversion limitation (“Blocker”) based on the total issued and outstanding shares of common stock of the Issuer beneficially owned by Global Biomedical. As of the date of this report, there were 5,836,212 shares of the Issuer’s common stock issued and outstanding, and therefore, as a result of the Blocker, Global Biomedical is currently only able to convert the number of Series A Preferred Stock equal to approximately 25,925 shares of the Issuer’s common stock, or approximately 168 shares of Series A Preferred Stock. The Reporting Persons have dispositive control over these securities.

The Reporting Persons have previously increased their ownership in the Issuer and may add to their holdings of the Issuer’s common stock in the future.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) None.

(d) None

(e) N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement with Global Biomedical Pte. Ltd. (incorporated by reference to Amendment No. 9 to the Schedule 13D file on September 1, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

Global Biomedical Pte. Ltd.

/s/ Heng Fai Ambrose Chan
Name:	Heng Fai Ambrose Chan
Title:	Director